UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935

MGE Energy, Inc.
and
Madison Gas and Electric Company
(Name of Companies)

each hereby file with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information.

1. Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

MGE Energy, Inc. (MGE Energy) is a public utility holding company and was incorporated in Wisconsin on October 31, 2001. MGE Energy has minimal assets under its two newly formed entities (MGE Power, LLC and MGE Construct, LLC) and has no operations. On August 12, 2002, MGE Energy became the parent holding company of Madison Gas and Electric Company (MGE) as a result of the consummation of an exchange of MGE Energy common stock for MGE common stock. Following the share exchange, MGE transferred by dividend its outstanding equity interests of Central Wisconsin Development Corporation; MAGAEL, LLC; and three inactive subsidiaries (Mid-America Technologies, Inc.; North Central Technologies, Inc.; and Wisconsin Resources Corporation) to MGE Energy. All business operations conducted by MGE and its subsidiaries immediately before the effective date of the share exchange continued to be conducted by MGE and its subsidiaries immediately after the effective date of the share exchange.

MGE Energy owns, directly or indirectly, an interest in the following entities:

Madison Gas and Electric Company

MGE Energy owns 100% of MGE. MGE is a public utility that generates and distributes electricity to nearly 130,000 customers in Dane County, Wisconsin (250 square miles) and purchases and distributes natural gas service to more than 126,000 customers in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,375 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703.

ATC Management Inc. / American Transmission Company LLC

MGE owns approximately 6% of the nonvoting stock and 20% of the voting stock of ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. ATC Management is the corporate manager of the American Transmission Company LLC (ATC) and, as such, has full, complete, and exclusive discretion to exercise management control over the business of ATC. ATC is a Wisconsin corporation located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. MGE owns approximately a 6% interest in ATC, which operates the electric transmission system in Wisconsin.

Central Wisconsin Development Corporation

MGE Energy owns 100% of Central Wisconsin Development, a Wisconsin corporation headquartered in Madison, Wisconsin. Central Wisconsin Development assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC

MGE Energy owns 100% of MAGAEL, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and non-utility property.

MGE Power, LLC

MGE Energy owns 100% of MGE Power, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power was formed in 2002 for the purpose of owning real estate and new generating assets.

MGE Construct, LLC

MGE Energy owns 100% of MGE Construct, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Construct was formed in 2002 for the purpose of providing construction services for building new generation assets.

Mid-America Technologies, Inc.
North Central Technologies, Inc.
Wisconsin Resources Corporation

MGE Energy owns 100% of each of the above inactive subsidiaries. Each entity is a Wisconsin corporation headquartered in Madison, Wisconsin.

2. Provide a brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

MGE Energy is a holding company and is not expected to directly own any facilities for generating or distributing electric energy or for producing or distributing natural or manufactured gas.

MGE's major electric distribution lines and substations in service at December 31, 2002, are as follows:

	Miles
Distribution Lines	Overhead	Underground
69 kV	7	1
13.8 kV and under	967	856
Distribution	Substations	Installed Capacity (kVA)
69-13.8 kV	22	789,000
13.8-4 kV	32	276,000

On January 1, 2001, MGE transferred its electric transmission assets to ATC. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 6% ownership interest in ATC. MGE expects to receive a return on its investment in ATC that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

MGE's net generating capability in service at December 31, 2002, was as follows:

Plants	Location	Fuel	Net Capability (MW)	No. of Units
Steam plants:
Columbia	Portage, WI	Low-sulfur coal	232 (1,2)	2
Blount (Madison)	Madison, WI	Coal/gas	99	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines	Madison, WI Marinette, WI	Gas/oil	170	6
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			650
1 Base-load generation

2 MGE's 22% share of two, 527-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corporation.

MGE sold its 17.8% ownership interest in Kewaunee Nuclear Power Plant to Wisconsin Public Service Corporation in 2001.

MGE's gas facilities include 2,173 miles of distribution mains.

MGE supplied natural gas service to more than 126,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

3. Provide the following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a. Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

By MGE:

Retail kWh: 3,098,795,000
Wholesale kWh: 59,616,000
Retail therms: 225,094,000

b. Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

By MGE:

kWh: 13,073,000
therms: 24,133,000

d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

By MGE:

kWh: 653,118,000
therms: 194,361,000

4. Provide the following information for the reporting period with respect to claimant and each interest it holds, directly or indirectly, in an EWG or a foreign utility company, stating monetary amounts in united states dollars:

a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

None.

c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

The following financial statements of MGE Energy are submitted herewith:

- Consolidated Statements of Income for the year ended December 31, 2002.
- Consolidated Balance Sheets for the year ended December 31, 2002.

The following financial statements of MGE are submitted herewith:

- Statements of Income for the year ended December 31, 2002.
- Balance Sheets for the year ended December 31, 2002.

MGE Energy and Subsidiaries
Consolidated Statements of Income
(In thousands)

For the year ended December 31,	2002

Operating Revenues:
Regulated utility operations	$347,096

Operating Expenses:
Fuel for electric generation	38210
Purchased power	44607
Natural gas purchased	73412
Other operations and maintenance	92514
Depreciation and amortization	29362
Other general taxes	10861
Total Operating Expenses	288966
Operating Income	58130

Other income	2335
Interest expense	12545
Income before income taxes	47920
Income Tax Provision	18727
Net Income	$ 29,193

Earnings Per Share of Common Stock (basic and diluted)	$1.69

Dividends paid per share of common stock	$1.34

Average Shares Outstanding	17311

MGE Energy and Subsidiaries
Consolidated Balance Sheets
(In thousands)

At December 31,	2002
ASSETS
Utility plant in service (at original cost, in service)	$769,250
Less accumulated provision for depreciation	365243
Net plant in service	404007
Construction work in progress	47539
Nuclear decommissioning fund	8782
Total Utility Plant	460328
Other property and investments	35493

Current Assets:
Cash and cash equivalents	2998
Accounts receivable, less reserves of $2,659 and $3,764, respectively	36275
Unbilled revenues	18539
Materials and supplies, at lower of average cost or market	8146
Fossil fuel, at lower of average cost or market	5213
Stored natural gas, at lower of average cost or market	12948
Prepaid taxes	10827
Other prepayments	2025
Total Current Assets	96971
Deferred Charges	36103
Total Assets	$628,895

CAPITALIZATION AND LIABILITIES
Common stockholders' equity	$227,370
Long-term debt	192149
Total Capitalization	419519

Current Liabilities:
Long-term debt due within one year	-
Short-term debt - commercial paper	34298
Accounts payable	32039
Accrued interest	3161
Other current liabilities	11049
Total Current Liabilities	80547

Other Credits:
Deferred income taxes	62450
Investment tax credit - deferred	5407
Other deferred liabilities	60972
Total Other Credits	128829
Commitments and Contingencies	-
Total Capitalization and Liabilities	$628,895

Madison Gas and Electric Company
Statements of Income
(In thousands)

For the year ended December 31,	2002
Operating Revenues:
Regulated electric revenues	$224,987
Regulated gas revenues	122109
Total Operating Revenues	347096

Operating Expenses:
Fuel for electric generation	38210
Purchased power	44607
Natural gas purchased	73412
Other operations	80775
Maintenance	11724
Depreciation and amortization	29362
Other general taxes	10861
Income tax provision	17573
Total Operating Expenses	306524
Net Operating Income	40572

Other Income and Deductions:
AFUDC - equity funds	380
Equity in earnings in ATC	3316
Income tax provision	889
Other	1421
Total Other Income	1386
Income before interest expense	41958

Interest Expense:
Interest on long-term debt	12032
Other interest	508
AFUDC - borrowed funds	-213
Net Interest Expense	12327
Net Income	$ 29,631

Madison Gas and Electric Company
Balance Sheets
(In thousands)

At December 31,	2002
ASSETS
Utility Plant (at original cost, in service):
Electric	$547,139
Gas	222111
Gross plant in service	769250
Less accumulated provision for depreciation	-365243
Net plant in service	404007
Construction work in progress	28686
Nuclear decommissioning fund	8782
Total Utility Plant	441475
Other property and investments	7550
Investment in ATC	26839
Total other property and investments	34389
Current Assets:
Cash and cash equivalents	2531
Accounts receivable, less reserves of $2,659 and $3,764, respectively	36291
Unbilled revenues	18539
Materials and supplies, at lower of average cost or market	8147
Fossil fuel, at lower of average cost or market	5213
Stored natural gas, at lower of average cost or market	12948
Prepaid taxes	10619
Other prepayments	2001
Total Current Assets	96289
Other deferred charges	36103
Total Assets	$608,256
CAPITALIZATION AND LIABILITIES
Common stockholder equity	$230,534
Long-term debt	192149
Total Capitalization	422683
Current Liabilities:
Long-term debt due within one year	-
Short-term debt - commercial paper	13500
Accounts payable	29151
Accrued interest	3157
Accrued payroll - related items	5811
Other current liabilities	5125
Total Current Liabilities	56744
Other Credits:
Deferred income taxes	62450
Investment tax credit - deferred	5407
Regulatory liability (SFAS No. 109)	10931
Other regulatory liabilities	5262
Other deferred liabilities	44779
Total Other Credits	128829
Commitments and Contingencies
Total Capitalization and Liabilities	$608,256

EXHIBIT B

Financial Data Schedule for MGE Energy
Fiscal Year End	12/31/2002
Period Year End	12/31/2002
Total Assets	$628,895,000
Total Operating Revenues	$347,096,000
Net Income	$29,193,000

Financial Data Schedule for MGE
Fiscal Year End	12/31/2002
Period Year End	12/31/2002
Total Assets	$608,256,000
Total Operating Revenues	$347,096,000
Net Income	$29,631,000

EXHIBIT C

Provide an organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer as of this 28th day of February, 2003.

MGE ENERGY, INC. AND MADISON GAS AND ELECTRIC COMPANY

/s/ Jeffrey C. Newman
Jeffrey C. Newman Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc. and Madison Gas and Electric Company
Post Office Box 1231
Madison, Wisconsin 53701-1231